FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of NOVEMBER , 2002
                                    ---------

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F       X         Form 40-F
                       -------------             --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                       No       X
                    --------------           -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Hilton Petroleum Ltd.
                                        ----------------------------------------
                                        (Registrant)

Date  November 15, 2002                 By  /s/ "Nick DeMare"
      ------------------------------    ----------------------------------------
                                            Nick DeMare
                                            Director
                                            (Signature)*

     *Print the name and title of the signing officer under his signature.

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                         TSX Venture: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com



NEWS RELEASE                                                   NOVEMBER 15, 2002

                             ANNUAL GENERAL MEETING

At the Company's Annual General Meeting ("AGM"), held November 14, 2002, the shareholders re-elected Messrs. Donald Busby, Neil Darling, Nick DeMare, and William Lee as directors of the Company. At a director's meeting held subsequent to the AGM, Mr. Donald Busby was appointed Chairman and CEO and Mr. Harvey Lim was appointed Corporate Secretary.

All proposals made by management in the Information Circular sent to the shareholders in connection with the AGM were ratified and approved by the shareholders.

Hilton's common shares are listed on the TSX Venture Exchange under the symbol "HTP" and, in the United States, on the OTC Bulletin Board as "HTPTF". Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com


ON BEHALF OF THE BOARD

"Donald Busby"
Donald W. Busby, Chairman


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.